Exhibit 99.1
Franklin Savings
Employee Stock Ownership Plan
4750 Ashwood Drive · P.O. Box 415739
Cincinnati, Ohio 45241-5739 · (513) 469-8000 · Fax (513) 469-5360
May 6, 2010
Lenox Wealth Management, Inc.
Attn: Mr. Jason Long
8044 Montgomery Road, Suite 480
Cincinnati, OH 45236
Dear Mr. Long:
I am writing primarily to follow up on my letter to you dated April 30, 2010, regarding the identity of the special trustee for the Franklin Savings ESOP. First Bankers Trust has been selected and has been appointed by the Board of Directors of Franklin Savings and Loan to serve in this capacity. I have shared with them your prior correspondence regarding your offer and they are prepared to have those discussions with you. Lenox should contact Linda Shultz at their office in Quincy, Illinois.
In light of the appointment of First Bankers Trust as special trustee of the Franklin Savings ESOP, this may be my last letter to you, and, as such I want to point out some misleading and incorrect statements you have made in your April 30 Schedule 14A filing with the SEC. You persist in saying both in the 14A filing and in your prior correspondence to me that I will be voting the First Franklin shares owned by the ESOP. You know full well that this is not the case. Under the law, the ESOP participants decide how the ESOP shares will be voted. Your irresponsible comments in this regard and attempt to mislead the ESOP participants for your benefit is reprehensible. Clearly you are demonstrating that you would be unqualified to serve in any kind of fiduciary role with respect to the Franklin Savings ESOP in the future with these misconceptions about ESOP law.
Further you assert that I cannot possibly be an independent fiduciary under applicable law. What is the basis for this assertion? You give no explanation whatsoever for saying this, and it is flat-out incorrect. There are no prohibitions, legal or otherwise, that say I cannot be an independent fiduciary for the ESOP. While it is understood why you wish to make these inflammatory statements, you are demonstrating at least to our ESOP participants that you have no qualms about misstating the law and making other misleading statements for your personal gain.

Sincerely yours,
/s/ Thomas H. Siemers
Thomas H. Siemers, Trustee of the
Franklin Savings and Loan Employee Stock Ownership Plan